FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____


TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**

Contact:	Elana Holzman	Teva Pharmaceutical Industries Ltd.	972 (3) 926-7554
	Kevin Mannix	Teva North America	(215) 591-8912


FDA APPROVES PLAN B® ONE-STEP,
A NEW ONE-PILL EMERGENCY CONTRACEPTIVE


Jerusalem, Israel – July 13, 2009 — Teva Pharmaceutical Industries, Ltd. (NASDAQ: TEVA) announced today that the U.S. Food and Drug Administration (FDA) has approved its New Drug Application (NDA) for Plan B® One-Step emergency contraception (levonorgestrel tablet, 1.5 mg). Now, with new Plan B® One-Step, women can help prevent an unintended pregnancy after unprotected sex or contraceptive failure with just one pill in one dose. The FDA is expanding over-the-counter (OTC) access to Plan B® One-Step for consumers age 17 or older; women younger than age 17 will require a prescription. The product will be available at licensed U.S. retail pharmacies within the next month.

"As a leader in women's health, we're proud to offer women this new, innovative emergency contraceptive option that builds upon the trust that women have come to know with Plan B®," notes Amy Niemann, General Manager, Senior Vice President of Teva Women's Health. "Emergency contraception is more effective the sooner it's taken, and with Plan B® One-Step women can now act quickly and take it right away when the unexpected happens."

About Plan B® One-Step

Plan B® One-Step will be available OTC at the pharmacy for consumers age 17 or older with government-issued proof-of-age identification. Women younger than age 17 will require a prescription to purchase Plan B® One-Step.

When taken as directed, within 72 hours (3 days) of unprotected sex or contraceptive failure, Plan B® One-Step is highly effective in reducing the chance of pregnancy. About seven out of eight women who would have gotten pregnant will not become pregnant after taking it. Plan B® One-Step should be taken as soon as possible after unprotected sex—the sooner it is taken, the more effective it will be. Plan B® One-Step will not work if a woman is already pregnant and it will not terminate an existing pregnancy.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

Plan B® One-Step is manufactured in partnership with Teva Pharmaceutical Industries, Ltd. by Gedeon Richter, Ltd. of Budapest, Hungary.

Important Safety Information

PLAN B® ONE-STEP IS INTENDED TO PREVENT PREGNANCY AFTER KNOWN OR SUSPECTED CONTRACEPTIVE FAILURE OR UNPROTECTED INTERCOURSE.

Plan B® One-Step isn't effective if you're already pregnant, and it won't terminate an existing pregnancy. Plan B® One-Step doesn't protect against HIV and other sexually transmitted diseases (STDs). Side effects may include changes in your period, nausea, lower abdominal pain, fatigue, headache, dizziness, and breast tenderness. If your period is more than a week late, you may be pregnant. If you have severe abdominal pain, you may have an ectopic pregnancy, and should get immediate medical help. Please see full product information enclosed. Important product information is also available on www.PlanBOneStep.com, by calling 1-800-330-1271, or by speaking to your pharmacist. You are encouraged to report negative side effects of prescription drugs to the FDA at fda.gov/medwatch or call 1-800-FDA-1088.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix® and Ortho Tri-Cyclen® Lo, the current economic conditions, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the effects of competition on our innovative products, especially Copaxone® sales, dependence on the effectiveness of our patents and other protections for innovative products, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, supply interruptions or delays that could result from the complex

manufacturing of our products and our global supply chain, our ability to successfully identify, consummate and integrate acquisitions, including the integration of Barr Pharmaceuticals, Inc., the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the intensified scrutiny by the U.S. government, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, environmental risks, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").


TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
          (Registrant)

By: /s/ Eyal Desheh
                    Name: Eyal Desheh
                    Title: Chief Financial Officer

Date :July 15, 2009